SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d -16 of
                      the Securities Exchange Act of 1934


                Report on Form 6-K for the month of February 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F
                                   -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 1 February 2005 to advise that a copy of the First Quarter Results for the three months ended 31 December 2004 were available at the UKLA Document Viewing Facility.

     2. A notification dated 2 February 2005 advising of the acquisition of 36 Ordinary shares in the Company by Sir Christopher J O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.
     3. A notification dated 3 February 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995) of a total of 1,645 Ordinary shares in the Company in which the directors have a technical interest.
     4. A notification dated 3 February 2005 advising of the exercise of an option over 6,000 Ordinary shares held under The BOC Group plc Executive Share Option Scheme 1995 by John Andrew Bevan, a director of the Company.
     5. A notification dated 3 February 2005 advising of the exercise of options over 110,000 Ordinary shares held under The BOC Group plc Executive Share Option Scheme 1995 and Executive Share Option Scheme (Jersey) 1995 by John Lawrence Walsh, a director of the Company, and subsequent sale of the Ordinary shares acquired.
     6. A notification dated 3 February 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995) of a total of 28,466 Ordinary shares in the Company in which the directors have a technical interest.
     7. A notification dated 3 February 2005 advising of the exercise of an option over 25,000 Ordinary shares held under The BOC Group plc Executive Share Option Scheme 1995 by Krishnamurthy Rajagopal, a director of the Company, the subsequent sale of 14,000 shares by Dr Rajagopal, the transfer of 7,250 shares to Usha Rajagopal, the wife of Dr Rajagopal, the sale of 3,500 shares by Mrs Rajagopal and the retention of 3,750 shares by both Dr and Mrs Rajagopal.
     8. A notification dated 18 February 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995) of a total of 16,275 Ordinary shares in the Company in which the directors have a technical interest and the return of 14,206 Ordinary shares transferred from the Trust in error in January 2005.
     9. A notification dated 25 February 2005 advising of the resignation of Julie Baddeley, a director of the Company, with effect from 28 February 2005.

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 1 FEBRUARY 2005
                 AT 10.48 HRS UNDER REF: PRNUK-0102051047-F7DA


1 February 2005

THE BOC GROUP plc - NEWS RELEASE ON THE FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 FEBRUARY 2005
                  AT 7.49 HRS UNDER REF: PRNUK-0202050748-9933

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
---------------------------------------------------------------------------------------------------------
1.     Name of company                                2.   Name of director
---------------------------------------------------------------------------------------------------------
       THE BOC GROUP plc                                   CHRISTOPHER JOHN O'DONNELL
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        CHRISTOPHER JOHN O'DONNELL
       ABOVE
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/A                                                 PURCHASE OF SHARES UNDER THE DIVIDEND
                                                           REINVESTMENT PLAN
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
---------------------------------------------------------------------------------------------------------
        36                         LESS THAN 0.01%          N/A                        N/A
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
---------------------------------------------------------------------------------------------------------
         ORDINARY SHARES           9.88P PER SHARE          1 FEBRUARY 2005            1 FEBRUARY 2005
         OF 25P EACH
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
---------------------------------------------------------------------------------------------------------
        2,310                                               LESS THAN 0.01%
---------------------------------------------------------------------------------------------------------


If a director  has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
---------------------------------------------------------------------------------------------------------
        N/A                                                 SARAH LARKINS 01276 807383
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         SARAH LARKINS, ASSISTANT COMPANY SECRETARY
         Date of notification  _2 February 2005___________________

---------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2005
                  AT 10.28 HRS UNDER REF: PRNUK-0302051027-B728

3 February 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 1 February 2005 of 1,645 Ordinary shares of 25p each in the Company at an exercise price of 722p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 1,645 Ordinary shares, the Trustee now holds 5,462,750 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,462,750 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2005
                  AT 11.06 HRS UNDER REF: PRNUK-0302051105-D60C

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
---------------------------------------------------------------------------------------------------------
1.     Name of company                                2.   Name of director
---------------------------------------------------------------------------------------------------------
       THE BOC GROUP plc                                   JOHN ANDREW BEVAN
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       AS IN 2 ABOVE                                       JOHN ANDREW BEVAN
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/A                                                 EXERCISE OF ESOS 1995 SHARE OPTIONS
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
---------------------------------------------------------------------------------------------------------
        6,000                      LESS THAN 0.01%          N/A                        N/A
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
---------------------------------------------------------------------------------------------------------
         ORDINARY SHARES           722p                     2 FEBRUARY 2005            2 FEBRUARY 2005
         OF 25p EACH
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
---------------------------------------------------------------------------------------------------------
        23,108 SHARES                                       0.09%
        451,293 OPTIONS
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
---------------------------------------------------------------------------------------------------------
                                                            KAREN WESTON
                                                            01276 807388
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  3 FEBRUARY 2005

---------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2005
                  AT 11.17 HRS UNDER REF: PRNUK-0302051116-C08E


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
---------------------------------------------------------------------------------------------------------
1.     Name of company                                2.   Name of director
---------------------------------------------------------------------------------------------------------
       THE BOC GROUP plc                                   JOHN LAWRENCE WALSH
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       AS IN 2 ABOVE                                       JOHN LAWRENCE WALSH
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/A                                                 EXERCISE OF ESOS 1995 AND ESOS 1995 (JERSEY)
                                                           OPTIONS AND SALE OF SHARES ACQUIRED UPON
                                                           EXERCISE
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
---------------------------------------------------------------------------------------------------------
        110,000                    0.02%                    110,000                    0.02%
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
---------------------------------------------------------------------------------------------------------
         ORDINARY SHARES           851p - 70,000            2 FEBRUARY 2005            2 FEBRUARY 2005
         OF 25p EACH               914p - 30,000
                                   919p - 10,000
                                   EXERCISE PRICES
                                   983.89P -
                                   110,000 SALE
                                   PRICE
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
---------------------------------------------------------------------------------------------------------
        22,175 SHARES                                       0.11%
        517,407 OPTIONS
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
---------------------------------------------------------------------------------------------------------
        N/A                                                 KAREN WESTON
                                                            01276 807388
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  3 FEBRUARY 2005

---------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2005
                  AT 15.15 HRS UNDER REF: PRNUK-0302051514-6F92

3 February 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 2 February 2005 of 28,466 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 28,466 Ordinary shares, the Trustee now holds 5,434,284 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,434,284 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2005
                  AT 15.16 HRS UNDER REF: PRNUK-0302051516-BDBC


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
---------------------------------------------------------------------------------------------------------
1.     Name of company                                2.   Name of director
---------------------------------------------------------------------------------------------------------
       THE BOC GROUP plc                                   KRISHNAMURTHY RAJAGOPAL
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       AS IN 2 ABOVE                                       N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       UPON EXERCISE, 7,250 SHARES WERE TRANSFERRED        EXERCISE OF 25,000 ESOS 1995 OPTIONS; SALE
       TO  MRS USHA RAJAGOPAL (WIFE)                       OF 14,000 SHARES BY DIRECTOR; TRANSFER OF
                                                           7,250 SHARES TO WIFE; SALE OF 3,500 SHARES
                                                           BY WIFE; RETENTION OF 3,750 SHARES EACH BY
                                                           DIRECTOR AND WIFE
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
---------------------------------------------------------------------------------------------------------
        25,000                     LESS THAN 0.1%           17,500                     LESS THAN 0.1%
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
---------------------------------------------------------------------------------------------------------
         ORDINARY SHARES           722p EXERCISE            3 FEBRUARY 2005            3 FEBRUARY 2005
         OF 25p EACH               984p SALE
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
---------------------------------------------------------------------------------------------------------
        29,316 SHARES                                       0.14%
        684,760 OPTIONS
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.

---------------------------------------------------------------------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
---------------------------------------------------------------------------------------------------------
        N/A                                                 KAREN WESTON 01276 807388
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  3 FEBRUARY 2005
---------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 18 FEBRUARY 2005
                  AT 14.54 HRS UNDER REF: PRNUK-1802051453-B0A2

18 February 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on:-

17 February 2005 of 9,513 Ordinary shares of 25p each in the Company at an exercise price of 937p per share; and

18 February 2005 of 6,762 Ordinary shares of 25p each at an exercise price of 980p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 16,275 Ordinary shares and the return of 14,206 shares that were transferred out of the Trust in error in January 2005, the Trustee now holds 5,432,215 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,432,215 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 25 FEBRUARY 2005
                  AT 08.55 HRS UNDER REF: PRNUK-2502050854-053B



25 February 2005

Board change at The BOC Group


Julie Baddeley has resigned as a non-executive director of The BOC Group and as chairman of its remuneration committee with effect from 28 February 2005. Rob Margetts, chairman, said: 'I thank Julie for her contribution to BOC over the nearly four years she has served on the board and wish her well for the future'.

--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:March 1, 2005



                                        By:   /s/   Sarah Larkins
                                             ----------------------------------
                                             Name:  Sarah Larkins
                                             Title: Assistant Company Secretary